RIDGECREST CAPITAL PARTNERS

700 LARKSPUR LANDING CIRCLE
LARKSPUR, CALIFORNIA 94939
415 925 2710

February 26,2009

Board of Directors
Zi Corporation
840 - 7 Avenue SW
Suite 2 100
Calgary, Alberta T2P 3G2
Canada

Ladies and Gentlemen:

You have requested our opinion (the 'Opinion") as to the fairness from a financial point of view, to the holders of common shares (the "Shares") of Zi Corporation (the "Company"), of the $0.69 per Share in cash and shares of Nuance Communications, Inc. ("'Nuance") to be received by such holders pursuant to a plan of arrangement involving the Company, the holders of Shares, Nuance Acquisition ULC, and Nuance (the "Plan").

We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Plan (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. Neither Ridgecrest Capital Partners Incorporated nor any of the principals thereof owns any securities of the Company.

For the purposes of formulating the Opinion, we have, among other things:

i.	reviewed the Plan and the exhibits thereto;

ii.	reviewed projections of the Company's future financial performance for the remainder of 2009 through 2010 (the "Projected Financial Data") provided by the Company;

iii.

reviewed the audited financial statements of the Company for the year ended December 31, 2007; the unaudited financial statements of the Company for quarters ended March 31, June 30 and September 30, 2008; and draft financial statements for the quarter and the year ended December 31, 2008 (the "Financial Statements");

iv.	held discussions with members of the Company's senior management regarding the past and current business operations, financial condition and future prospects of the Company;

v.	compared the financial performance of the Company with that of certain comparable publicly-traded companies;

vi.	reviewed the financial terms, to the extent publicly available or otherwise available to us, of certain merger and acquisition transactions that we deemed comparable and relevant;

vii.	performed discounted cash flow analyses of the Company; and

viii.	performed other such studies, analyses and inquiries and considered other such information, as we deemed relevant to the Opinion.

Our Opinion is based, in large part, on the Financial Statements and the Projected Financial Data. We have relied without independent verification upon the accuracy and completeness of all of the financial, accounting, legal, tax, operating and other information provided to us by the Company, and that there has been no material adverse change in the business or prospects of the Company since the date of the most recent financial information made available to us; provided, however, that with respect to the Projected Financial Data, all of which has been provided by the management of the Company, we have relied upon assurances of the Company that such data has been prepared in good faith on a reasonable basis reflecting the best currently available estimates and judgments of the Company as to the Company's future financial performance. We express no opinion and have made no investigation with respect to the validity, accuracy or completeness of such information provided to us and do not warrant any projections included in the Projected Financial Data. Actual results that the Company might achieve in the future may vary materially from those reflected in the Projected Financial Data and used in our analysis.

The preparation of a fairness opinion inherently involves various judgments as to appropriate and relevant quantitative and qualitative methods of financial analysis and the application of those methods to the particular circumstances of the transaction in question. As a result, the Opinion is not readily susceptible to summary description. We believe our analysis and the factors utilized in our analysis must be considered as a whole and that considering any portion of such analysis or factors, without considering them as a whole, could create a misleading or incomplete view of the process underlying the preparation of the Opinion.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to the decision of the Board of Directors to recommend the Transaction to the Company's shareholders and does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter.

The Opinion and related materials have been prepared for the use and benefit of the Board of Directors of the Company only and shall not be disclosed publicly or made available to, or relied upon by, any third party without our prior written approval. We assume no obligation to update, revise, or reaffirm the Opinion. We hereby consent to the inclusion of this letter in the Information Circular and Proxy Statement to be sent to the shareholders of the Company, and to the description of this Opinion and reference to our firm name therein.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $0.69 per Share in cash and Nuance shares to be received by the holders of Shares pursuant to the Plan is fair from a financial point of view to such holders.

Very truly yours,

/s/ RIDGECREST CAPITAL PARTNERS INCORPORATED

RIDGECREST CAPITAL PARTNERS INCORPORATED